UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 9, 2015

HUBBELL INCORPORATED

(Exact name of registrant as specified in its charter)

CONNECTICUT	1-2958	06-0397030
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 Waterview Drive Shelton, Connecticut		06484
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (475) 882-4000

N/A

(Former name or former address, if changed since last report.)

Registrant’s telephone number, including area code: (475) 882-4000

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On December 9, 2015, Hubbell Incorporated (the “Company”) announced that, in connection with the proposed reclassification of the Company’s existing dual-class common stock into a single class of common stock (the “Reclassification”), the Company’s board of directors has authorized the Company to amend and restate the Company’s existing Amended and Restated Rights Agreement, dated as of December 17, 2008, between the Company and Computershare Inc. (successor to Mellon Investor Services LLC and ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, to, among other things, shorten the length of time during which the rights plan will remain in effect.

The authorized amendment and restatement, which the Company expects to execute prior to the closing of the Reclassification and which will be effective upon closing of the Reclassification, will, among other things, (a) accelerate the expiration date of the existing Rights Agreement to the 360th day following the closing date of the Reclassification (from December 31, 2018, as is currently the case), (b) reflect that the Company will have a single class of common stock and a single class of preferred stock following the closing of the Reclassification, (c) revise the definition of “Acquiring Person” to change the beneficial ownership threshold for a person to become an “Acquiring Person” from 20% or more of the Company’s Class A common stock to 15% or more of the Company’s common stock, (d) clarify that certain synthetic interests in securities created by derivative positions are treated as beneficial ownership of an equivalent number of shares of the Company’s common stock and (e) remove the exception from the existing Rights Agreement for certain permitted tender offers. The effectiveness of the authorized amendment and restatement of the existing Rights Agreement will be subject to the closing of the Reclassification and the existing Rights Agreement will remain in full force and effect pending the closing of the Reclassification. Following the amendment and restatement of the existing Rights Agreement, the purchase price of the preferred stock purchase rights thereunder will be $300. The authorized amendment and restatement will be filed as an exhibit to a current report on Form 8-K following its execution by the Company and the Rights Agent.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These include statements about expectations regarding our financial results, the completion of our proposed reclassification, completed and future acquisitions, restructuring actions, improving our cost structure to support earnings growth, market conditions, foreign exchange rates, intent to repurchase shares, shareholder value creation, and other statements that are not strictly historic in nature. In addition, all statements regarding anticipated growth or improvement in operating results, anticipated market conditions, and economic recovery are forward-looking. These statements may be identified by the use of forward-looking words or phrases such as “improved”, “leading”, “improving”, “continuing growth”, “continued”, “ranging”, “contributing”, “primarily”, “plan”, “expect”, “anticipated”, “expected”, “expectations,” “should result”, “uncertain”, “goals”, “projected”, “on track”, “likely”, “intend” and others. Such forward-looking statements are based on the Company’s reasonable current expectations and involve numerous assumptions, known and unknown risks, uncertainties and other factors which may cause actual and future performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: failure to receive the requisite approvals of our shareholders necessary to complete the reclassification; any other delays with respect to, or the failure to complete, the reclassification achieving sales levels to fulfill revenue expectations; unexpected costs or charges, certain of which may be outside the control of the Company; expected benefits of process improvement and other lean initiatives; the expected benefit and effect of the business information system initiatives and streamlining programs; the availability and costs of raw materials and purchased components; realization of price increases; the ability to achieve projected levels of efficiencies and cost reduction measures; general economic and business conditions; competition; and other factors described in our Securities and Exchange Commission filings, including the “Business”, “Risk Factors”, and “Quantitative and Qualitative Disclosures about Market Risk” Sections in the Annual Report on Form 10-K for the year ended December 31, 2014.

Additional Information

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On November 19, 2015, the Company filed with the U.S. Securities and Exchange Commission Amendment No. 3 to a Registration Statement on Form S-4, which contains a proxy statement/prospectus in connection with the proposed reclassification. The Registration Statement was declared effective by the SEC on November 23, 2015 and the Company mailed the definitive proxy statement/prospectus to shareholders on November 24, 2015. Shareholders are urged to read the proxy statement/prospectus in its entirety because it contains important information. Shareholders can obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about the Company, without charge, at the SEC’s website, www.sec.gov, and on the Investor Relations page of Hubbell’s web site at http://www.hubbell.com/Investor/SECFilings.aspx. Copies of the proxy statement/prospectus and other Company filings with the SEC can also be obtained, without charge, by directing a request to Hubbell Incorporated Investor Relations, by phone to (475) 882-4000, or in writing to Hubbell Incorporated, 40 Waterview Drive, Shelton, Connecticut 06484.

The directors and executive officers of the Company and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed reclassification. Information regarding the Company’s directors and executive officers is available in the Company’s most recent proxy statement, dated March 18, 2015, for the Annual Meeting of Shareholders held on May 5, 2015, which was filed with the SEC on March 18, 2015, and the Company’s other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the proxy statement/prospectus that has been mailed to shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized

HUBBELL INCORPORATED

By:	/s/ Megan C. Preneta
Name: Megan C. Preneta
Title: Corporate Secretary and Assistant General Counsel

Date: December 9, 2015

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